70 West Madison Street, Suite 3100 Chicago, Illinois 60602-4207 312.372.1121 • Fax 312.827.8000

STACY H. WINICK

202.955.7040

swinick@bellboyd.com

DIRECT FAX: 202.835.4138

January 23, 2009

John Grzeskiewicz

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Grzeskiewicz:

Nuveen Municipal Value Fund 2

333-155599

811-22253

This letter responds to the comments contained in your letter dated December 19, 2008, regarding the initial registration statement on Form N-2 of Nuveen Municipal Value Fund 2 (the “Fund”). For convenience, each of your comments is repeated below, with responses immediately following.

The response to each of these comments is included in pre-effective amendment no. 1, which was filed with the SEC on the date of this letter. A copy of that amendment, marked to show changes from the registration statement as originally filed, is enclosed for your convenience.

Prospectus

Prospectus Summary

1. Comment: The Offering – Please inform the staff whether [FINRA] has approved the terms of the underwriting arrangement.

Response: As of the date of this response, the staff of FINRA has not yet approved the terms of the underwriting arrangement. We will inform the SEC as soon as the approval is received.

2. Comment: Special Risk Considerations – briefly describe the risks specific to derivatives, particularly credit default swaps which have received extensive coverage recently in the financial press.

chicago • san diego • washington

Response: Agreed. A new section “Derivatives Risk, Including the Risk of Swaps” has been added to the prospectus summary on page 15 as follows:

Derivatives Risk, Including the Risk of Swaps. The Fund’s use of derivatives involves risks different from, and possibly greater than, the risks associated with investing directly in the investments underlying the derivatives. Whether the Fund’s use of derivatives is successful will depend on, among other things, if NAM correctly forecasts market values, interest rates and other applicable factors. If NAM incorrectly forecasts these and other factors, the investment performance of the Fund will be unfavorably affected. In addition, the derivatives market is largely unregulated. It is possible that developments in the derivatives market could adversely affect the Fund’s ability to successfully use derivative instruments.

The Fund may enter into debt-related derivatives instruments including credit swap default contracts and interest rate swaps. Like most derivative instruments, the use of swaps is a highly specialized activity that involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. In addition, the use of swaps requires an understanding by NAM of not only of the referenced asset, rate or index, but also of the swap itself. See “Risks – Derivatives Risk, Including the Risk of Swaps,” “Risks – Counterparty Risk”, “Risks – Hedging Risk” and the Statement of Additional Information.

The Fund’s Investments

Derivatives

1. Comment: Briefly describe how interest rate and credit default swaps work. Please inform the staff the extent to which credit default swaps may still be available in light of the recent unfavorable publicity they have received.

Response: Agreed. The descriptions set forth below have been added to the description of “Derivatives” on page 28. The Fund’s investment adviser, NAM, acknowledges that the current market for credit default swaps is limited, with few providers participating in the market. In addition, the spreads on credit default swaps are wide, so using credit default swaps to buy protection against defaults on the credits currently offered in the marketplace does not appear to be favorable for the Fund at this time. As a result, NAM does not have a current intent to invest in credit default swaps but may do so in the future if the market for the swaps becomes more favorable.

In particular, the Fund may use credit default swaps and interest rate swaps. Credit default swaps may require initial premium (discount) payments as well as periodic payments (receipts) related to the interest leg of the swap or to the default of a reference obligation. If the Fund is a seller of a contract, the Fund would be required to pay the par (or other agreed upon) value of a referenced debt obligation to the counterparty in the event of a default or other credit event by the reference issuer, such as a U.S. or foreign corporate issuer, with respect to such debt obligations. In return, the Fund would receive from the counterparty a periodic stream of payments over the term of the contract provided that no event of default has occurred. If no default occurs, the Fund would keep the stream of payments and would have no payment obligations. As the seller, the Fund would be subject to investment exposure on the notional amount of the swap. If the Fund is a buyer of a contract, the Fund would have the right to deliver a referenced debt obligation and receive the par (or other agreed-upon) value of such debt obligation from the counterparty in the event of a default or other credit event (such as a credit downgrade) by the reference issuer, such as a U.S. or foreign corporation, with respect to its debt obligations. In return, the Fund would pay the counterparty a periodic stream of payments over the term of the contract provided that no event of default has occurred. If no default occurs, the counterparty would keep the stream of payments and would have no further obligations to the Fund. Interest rate swaps involve the exchange by the Fund with a counterparty of their respective commitments to pay or receive interest, such as an exchange of fixed-rate payments for floating payments. The Fund will usually enter into interest rate swaps on a net basis; that is, the two payment streams will be netted out in a cash settlement on the payment date or dates specified in the instrument, with the Fund receiving or paying, as the case may be, only the net amount of the two payments.

Risk

1. Comment: Disclose the risks specific to derivatives especially interest rate and credit default swaps.

Response: Agreed. A new section “Derivatives Risk, Including the Risk of Swaps” has been added on page 38 as follows:

Derivatives Risk, Including the Risk of Swaps. The Fund’s use of derivatives involves risks different from, and possibly greater than, the risks associated with investing directly in the investments underlying the derivatives. Whether the Fund’s use of derivatives is successful will depend on, among other things, if NAM correctly forecasts market values, interest rates and other applicable factors. If NAM incorrectly forecasts these and other factors, the investment performance of the Fund will be unfavorably affected. In addition, the derivatives market is largely unregulated. It is possible that developments in the derivatives market could adversely affect the Fund’s ability to successfully use derivative instruments.

The Fund may enter into debt-related derivatives instruments including credit swap default contracts and interest rate swaps. Like most derivative instruments, the use of swaps is a highly specialized activity that involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. In addition, the use of swaps requires an understanding by NAM of not only of the referenced asset, rate or index, but also of the swap itself. Because they are two-party contracts and because they may have terms of greater than seven days, swap agreements may be considered to be illiquid. Moreover, the Fund bears the risk of loss of the amount expected to be received under a swap agreement in the event of the default or bankruptcy of a swap agreement counterparty. It is possible that developments in the swaps market, including potential government regulation, could adversely affect the Fund’s ability to terminate existing swap agreements or to realize amounts to be received under such agreements. See also, “– Counterparty Risk”, “– Hedging Risk” and the Statement of Additional Information.

Statement of Additional Information

Investment Objective and Policies

1. Comment: With respect to the investment policy on concentration, state that the 25% limitation relates to “any one industry or group of industries.”

Response: In reliance on the SEC staff’s views expressed in Release No. IC-9011, wherein the staff describes its position on concentration by referring to investment of “more than 25%” of assets “in any one industry,” no change has been made. Our understanding of the staff’s historical position on concentration is that whether the policy relates to any one industry or to a group of industries is the choice of the registered investment company when it formulates its policy.

Investment Restrictions

1. Comment: With respect to (4), see preceding comment.

Response: See response above.

Hedging Strategies and Other Uses of Derivatives

1. Comment: Why is this disclosure relegated to the Statement of Additional Information?

Response: Although the Fund agreed to add additional derivatives disclosure as requested in this comment letter, the Fund does not intend to invest more than 5% of its net assets in these types of instruments. As a result, the Fund believes the more complete disclosure referenced in the comment is more appropriately disclosed in the Statement of Additional Information.

General Comments

1. Comment: We note that portions of the disclosure have been left blank. We may have further comments on such portions when you complete them in a pre-effective amendment, or on disclosure made in response to this letter, or on exhibits added in a pre-effective amendment.

Response: Understood.

2. Comment: Please supply the undersigned with copies of any exemptive applications and no-action requests the Fund has submitted, or will submit, in connection with registration of its shares.

Response: The Fund has not submitted (nor does it intend to submit) any exemptive applications or no-action letters.

3. Comment: Please review and revise the prospectus where necessary so as to conform to the Commission’s plain English requirements of Rule 421 under Regulation C under the Securities Act of 1933. See Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

Response: Agreed.

4. Comment: If the Fund intends to rely on Rule 430A under the 1933 Act to omit certain information from the prospectus included with the final pre-effective amendment, please identify the omitted information to us supplementally, preferably before filing the Fund’s final pre-effective amendment.

Response: Agreed.

* * * * *

We believe that this information responds to all of your comments. If you should require additional information, please call me at 202.955.7040 or Dave Glatz at 312.807.4295.

Very truly yours,

/s/ Stacy H. Winick

Stacy H. Winick

Enclosures

Copies (w/encl.) to     Gifford Zimmerman

Kevin McCarthy

Mark Winget

Sarah Cogan